Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

COMPLETION OF

ISSUE OF NEW SHARES UNDER GENERAL MANDATE

Reference is made to the announcement of Graphex Group Limited (the “Company”) dated 27 November 2023 (the “Announcement”) in relation to the issue of new shares under general mandate. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcement.

COMPLETION OF ISSUE OF NEW SHARES UNDER GENERAL MANDATE

The Board is pleased to announce that the Conditions I set out in the Subscription Agreement I have been fulfilled and Completion I took place on 11 December 2023.

The Board is also pleased to announce that the Conditions II set out in the Subscription Agreement II have been fulfilled and Completion II took place on 11 December 2023.

The Board is also pleased to announce that the Conditions III set out in the Subscription Agreement III have been fulfilled and Completion III took place on 11 December 2023.

A total of 109,400,000 new Shares are allotted and issued under the Subscription I, Subscription II and the Subscription III (collectively, the “Subscriptions”), represent approximately 13.87% of the existing issued share capital of the Company immediately before the Completion I, the Completion II and the Completion III (collectively, the “Completions”) and approximately 12.18% of the issued share capital of the Company as enlarged by the allotment and issue of the 109,400,000 new Shares immediately upon the Completions.

Although the Subscriptions will not generate any proceeds for the Company in terms of cash but they will set off and eliminate the total liabilities in the sum of HK$44,322,000 owing by the Company to the Subscriber I, the Subscriber II and the Subscriber III and improve the overall liquidity of the Company.

EFFECTS ON SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (i) immediately before the Completions; and (ii) immediately upon the Completions and as at the date of this announcement is as follows:

Shareholders	Immediately before Completions				Immediately upon Completions and as at the date of this announcement
	Number of Ordinary Shares	Approx. %	Number of Preference Shares	Approx. %	Number of Ordinary Shares	Approx. %	Number of Preference Shares	Approx. %
Chan Yick Yan Andross (Note 1)	97,920,887	12.42	—	—	97,920,887	10.90	—	—
PBLA Limited	75,123,669	9.53	—	—	75,123,669	8.37	—	—
Lau Hing Tat Patrick (Note 2)	55,215,444	7.00	—	—	55,215,444	6.15	—	—
Subscriber I	—	—	323,657,534	100	100,000,000	11.14	323,657,534	100
Subscriber II	—	—	—	—	8,000,000	0.89	—	—
Subscriber III	—	—	—	—	1,400,000	0.15	—	—
Public Ordinary Shareholders	560,314,788	71.05	—	—	560,314,788	62.40	—	—
Total	788,574,788	100	323,657,534	100	897,974,788	100	323,657,534	100

Notes:

1.	The above percentage figures are subject to rounding adjustments.

2.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

3.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 9,212,000 Ordinary Shares by himself and 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him.

By order of the Board of

Graphex Group Limited

Lau Hing Tat Patrick

Chairman

Hong Kong, 11 December 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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